EXHIBIT 6

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 3/11/25 to 3/31/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
3/10/2025	Sell	28,303	12.04
3/11/2025	Sell	25,366	12.00
3/12/2025	Sell	20,704	11.96
3/13/2025	Sell	23,722	11.94
3/14/2025	Sell	16,736	11.89
3/17/2025	Sell	39,362	11.90
3/18/2025	Sell	33,268	11.86
3/19/2025	Sell	32,708	11.80
3/20/2025	Sell	26,202	11.84
3/21/2025	Sell	21,463	11.87
3/24/2025	Sell	32,500	11.91
3/25/2025	Sell	23,381	11.87
3/26/2025	Sell	30,282	11.72
3/27/2025	Sell	28,266	11.68
3/28/2025	Sell	18,834	11.70
3/31/2025	Sell	43,642	11.74